

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 31, 2007

Mr. Thomas B. Testa
Gentek Inc.
90 East Halsey Road
Parsippany, New Jersey

> **RE: Gentek Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 20, 2007**
> **File #1-14789**

Dear Mr. Testa:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Liquidity and Capital Resources, page 30

1. Several of your risk factors discuss the possibility that you will not be able to meet financial covenants or other tests under your debt instruments which would result in default or in a requirement to use certain sources of cash to prepay indebtedness. In future filings, please disclose the actual financial tests,

covenants and ratios that you are required to maintain so that investors will be better able to assess the magnitude of these risks

Critical Accounting Policies and Estimates, page 34
Impairment of Goodwill and Other Intangible Assets, page 35

2. With a view towards future disclosure, please clarify for us how you perform your goodwill impairment testing. In particular, please describe the two-step aspect to recognizing goodwill impairment and how the implied fair value of goodwill is derived in the second step. Reference paragraphs 19-21 of SFAS 142.

3. With a view towards future disclosure, please clarify for us if you perform your impairment testing for indefinite lived intangible assets separate from your goodwill impairment testing. Reference paragraph 17 of SFAS 142.

Note 9- Additional Financial Information, page 60

4. Please provide us, and include in future filings, a rollforward of your product liability warranty as required by paragraph 14b of FIN 45.

Note 11- Warrants, page 62

5. Please tell us, and clarify in future filings, how you have accounted for the adjustments to the terms of your warrants.

Note 14. Geographic and Industry Segment Information, page 65

6. Given your recent acquisitions and divestures, please tell us how you currently define your operating segments. In addition, please provide us with a comprehensive discussion of how you have considered the criteria outlined in paragraph 17 of SFAS 131 in determining that these operating segments could be aggregated into your two reporting segments.

Definitive Proxy Statement on Schedule 14A, filed April 25, 2007
Transactions with Related Persons, page 13

7. We note your statement that you did not engage in a transaction in an amount exceeding $120,000 "and in which any related person had or will have a direct or indirect material interest, which would be required to be disclosed herein pursuant to Item 401(b) of regulation S-K." Please confirm that you did not engage in such a transaction with any related person, as that term is defined in Instruction 1 to Item 404(a), as Item 401(b) relates only to identification of executive officers.

Compensation Discussion and Analysis, page 15
Compensation Benchmarking and the Broad-Based Comparator Group, page 16

8. We note that you aim to provide compensation that approximates the median cash compensation of executives in the Comparator Group, but that you are actually providing above – median cash and equity compensation and believe the base and incentive compensation appropriately provides market compensation. If the cash and equity compensation are materially higher than the median amounts that you aim to pay, please disclose this is future filings and explain why such amounts are appropriate if your goal is to approximate the median amounts.

Compensation Benchmarking and the Broad-Based Comparator Group, page 16

9. Please note the requirements of Item 404(b)(xiv) and confirm that in future filings, you will identify the companies in the Comparator Group whose data you have used for comparison.

10. It appears that performance targets relating to EBITDA and free cash flow have a material role in determining the amount of cash bonus payable to named executive officers. Please tell us why you have not disclosed the targets that relate to these measures, as well as the nature and if applicable, threshold amounts, of the measurable personal objectives that must be met for each named executive officer to be eligible to receive the bonuses. We may have additional comments upon review of your response.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
• the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief